SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 18TH, 2013

DATE, TIME AND PLACE: On June 18th, 2013, at 1:00pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Mrs., Francesca Petralia and Messrs. Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Messrs. Adhemar Gabriel Bahadian and Piergiorgio Peluso. The meeting was also attended by Messrs. Claudio Zezza, Chief Financial Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Carlo Filangieri, Responsible for the Network Area; Ana Cristina Menezes, Responsible for the Quality Area; Flávio Morelli, Human Ressources Officer; and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Interim Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Presentation about the development of the quality improvement plan; (2) To resolve on the Policy of Intangible Assets Management; (3) To resolve on the Climate Change Policy; (4) To resolve on the Corporate Policy of Risk Management; (5) To resolve on the amendments of the Internal Rules of the Internal Control and Governance Corporative Committee, as well as to elect its members; (6) To resolve on the indication of the members to the Director Council and to the Fiscal Council of the Instituto TIM; (7) To resolve on the subjects regarding to the property where is installed the Polo Industrial de Santo Andre; (8) To resolve on the modification of the head office of Intelig Telecomuniações Ltda., as well as the respective amendment of its Articles of Association; (9) To resolve on the modification of the Intelig Telecomunicações Ltda.’s organizational structure and its Board of Officers; and (10) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the development of the quality improvement plan of TIM Celular S.A. (“TCEL”), Company’s wholly-owned subsidiary, in accordance with the material presented and filed at the Company’s head offices;

(2) To approve the Policy of Intangible Assets Management, in accordance with the material presented and filed at the Company’s head offices;

(3) To approve the Climate Change Policy, in accordance with the material presented and filed at the Company’s head offices;

(4) To approve the Corporate Policy of Risk Management, in accordance with the material presented and filed at the Company’s head offices;

(5) (5.1) To approve the amendments of the Internal Rules of the Internal Control and Governance Corporative Committee, which shall be denominated Control and Risk Committee, as provided in the Management proposal and in accordance with the material presented and filed at the Company’s head offices; and (5.2) The Board of Directors elects to compose the Control and Risk Committee Messrs. Franco Bertone, as Chairman of the Control and Risk Committee; Adhemar Gabriel Bahadian; Patrizio Graziani; Maílson Ferreira da Nóbrega; and Francesca Petralia. It shall be registered that Mr. Franco Bertone will take place in the position of Chairman of the Control and Risk Committee after he has fulfilled all the legal formalities required for a permanent visa;

(6) (6.1) To compose the Directors Council of Instituto TIM, for the mandate until the Annual General Meeting to be held in the year of 2015, the Board of Directors approves the indication of Messrs.: (i) Manoel Horacio Francisco da Silva, Brazilian citizen, married, Bachelor in Administration, bearer of the identity card Nr. 3.098.648, issued by IFP on November 21st, 1975, enrolled before the CPF/MF under Nr. 066.526.978-15, domiciled at Rua Dr. Renato Paes de Barros, Nr. 1017, 12th Floor, Itaim Bibi, in the City and State of São Paulo; (ii) Mario Girasole, Italian citizen, married, Bachelor in Economics, bearer of the RNE nº V396929-V, issued by CGPI/DIREX/DPF, valid until August 21st, 2018, enrolled with the CPF/MF under Nr. 059.292.237-50, domiciled at Avenida das Américas, Nr. 3434, 1st Building, 5th Floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (iii) Roger Sole Rafols, Spanish citizen, married, Bachelor in Administration, bearer of the RNE nº V345882-T, issued by CGPI/DIREX/DPF, valid until September 20th, 2016, enrolled with the CPF/MF under Nr. 057.977.907-69; domiciled at Avenida das Américas, Nr. 3434, 1st Building, 4th Floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (iv) Jaques Horn, Brazilian citizen, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15, domiciled at Avenida das Américas, Nr. 3434, 1st Building, 5th Floor, Barra da Tijuca, in the City and State of Rio de Janeiro; and (v) Flávio Lacerda Morelli, Brazilian citizen, single, Bachelor in Administration, bearer of the Identity Card Nr. 8.726.178, issued by SSP/MG, enrolled with the CPF/MF under Nr. 011.784.696-11, domiciled at Avenida das Américas, Nr. 3434, 1st Building, 2th Floor, Barra da Tijuca, in the City and State of Rio de Janeiro. The position of Chairman of the Directors Council of the Instituto TIM will be held by Mr. Manoel Horacio Francisco da Silva and the position of Vice-Chairman by Mr. Mario Girasole; and (6.2) To compose the Fiscal Council of Instituto TIM, for the mandate until the Annual General Meeting to be held in the year of 2014, the Board of Directors approves the indication of Messrs.: (i) As effective member and Chairman of the Fiscal Council: Claudio Zezza, Italian citizen, married, Bachelor in Economics, bearer of the RNE Nr. V561718-0, issued by CGPI/DIREX/DPF on April 28th, 2011, enrolled with the CPF/MF under Nr. 060.808.147-73; and as substitute member: Alexandre Leal Gomes, Brazilian citizen, married, Economist, bearer of the Identity Card Nr. 1.250.050, issued by SSP/SC, enrolled with the CPF/MF under Nr. 807.224.669-00; (ii) As effective member: Gustavo Baptista Alves, Brazilian citizen, married, Lawyer, bearer of the Identity Card Nr. 148.118, issued by OAB/RJ, on November 11th, 2007, enrolled with the CPF/MF under Nr. 014.801.357-04; and as substitute member: Bruno Cordeiro Justo, Brazilian citizen, married, Accountant, bearer of the Identity Card Nr. 00184221690, issued by DETRAN/RJ, on June 30th, 1997, enrolled with the CPF/MF under Nr. 052.228.814-09; and (iii) As effective member: Paulo Roberto Cruz Cozza, Brazilian citizen, married, Accountant, bearer of the Identity Card Nr. 11366607, issued by SSP/SP, enrolled with the CPF/MF under Nr. 027.524.328-10; and as substitute member: Wilka Maria Rodrigues, Brazilian citizen, divorced, Accountant, bearer of the Identity Card Nr. M – 1689446, enrolled with the CPF/MF under Nr. 366.255.586-72, all domiciled at Avenida das Américas, Nr. 3434, 1st Building, 6th Floor, Barra da Tijuca, in the City and State of Rio de Janeiro. All the above Board of Directors’ indications shall be ratified by the General Meeting of Incorporation of the Instituto TIM;

(7) To acknowledge about the issues regarding to the property of Pirelli S.A, where is installed the Polo Industrial de Santo André (“PISA”);

(8) To approve the proposal of changing the head offices of Intelig Telecomunicações Ltda. ("Intelig"), which will be have its head offices at Rua Fonseca Teles, Nr. 18/30, São Cristóvão, in the City and State of Rio de Janeiro, and consequently amendment of its Articles of Association;

(9) To approve the proposal of modification of the organizational structure of Intelig, in accordance with the material presented and filed at the Company’s head offices;

(10) Regarding other matters of general interest of the Company, the Board Members acknowledges about the Independence Statement sent by PricewaterhouseCoopers (“PwC”), Company’s independent auditors, pursuant to Rule 3526 of the Public Company Accounting Oversight Board (“PCAOB”), which obligates PwC to set forth its independence in relation to the Company and its management.

CLARIFICATION AND CLOSING: In view of the other appointments previously scheduled, Mrs. Maílson Ferreira da Nóbrega left the meeting and did not attend the discussions regarding the items from 8 to 10 of the agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Mrs. Francesca Petralia and Messrs. Mailson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, June 18th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 18, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.